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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 14)

                               C-TEC Corporation
                               (Name of Issuer)

                 Common Stock                 Class B Common Stock
               $1.00 Par Value                   $1.00 Par Value

                       (Title of Classes of Securities)

                 126504109                          126504208

                                (CUSIP Numbers)

                           Matthew J. Johnson, Esq.
                          c/o Peter Kiewit Sons' Inc.
                               1000 Kiewit Plaza
                             Omaha, Nebraska 68131
                           Tel. No.:  (402) 536-3613
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                              September 30, 1997

                    (Date of Event which Requires Filing of
                                this Statement)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

               Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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                               SCHEDULE 13D

CUSIP No.  126504109
           ---------
           126504208
--------------------

 1    NAME OF REPORTING PERSON

      Kiewit Telecom Holdings Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      47-0761

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]
      N/A

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                              7   SOLE VOTING POWER
                                  11,226,262 Common Stock (see Item 5)
                                  2,094,223 Class B Common Stock (see Item 5)

                              8   SHARED VOTING POWER

                                  -0- (see Item 5)
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH    9   SOLE DISPOSITIVE POWER
   REPORTING PERSON WITH          11,226,262 Common Stock (see Item 5)
                                  2,094,223 Class B Common Stock (see Item 5)

                             10   SHARED DISPOSITIVE POWER

                                  -0-  (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,226,262 Common Stock (see Item 5)
       2,094,223 Class B Common Stock (see Item 5)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       48.44% of Common Stock; 48.60% of Class B Common Stock
       (see Item 5)

14     TYPE OF REPORTING PERSON*
       CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


               The following information amends the Schedule 13D dated June 28, 1993 as previously amended (as so amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

               Item 4.  Purpose of Transaction.  The response set forth in
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

               "On September 30, 1997, the Distribution was completed. On October 1, 1997, the shareholders of the Company approved an amendment to the Articles of Incorporation of the Company to effect the Reverse Stock Split. The Reverse Stock Split and the change of the name of the Company to `Commonwealth Telephone Enterprises, Inc.' will be effected as of the close of business on October 9, 1997.

               Also on September 30, 1997, (i) Robert E. Julian, Michael B. Yanney and Bruce C. Godfrey resigned from their positions as members of Class 2 of the Company's Board of Directors, (ii) Michael I. Gottdenker and John J. Whyte were selected by the Board of Directors to fill two of the vacancies in Class 2, (iii) the Board of Directors eliminated the additional vacancy in Class 2, created a vacancy in Class 3, and selected Bruce C. Godfrey to fill the vacancy so created."


                                          SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 2, 1997


                                         KIEWIT TELECOM HOLDINGS INC.


                                         By: /s/ Matthew J. Johnson
                                             -------------------------
                                             Name:  Matthew J. Johnson
                                             Title: Vice President - Legal